Facsimile Cover Sheet

Studsvik®

82-5772

03003425

SUPPL

03 JAN 30 AM 7:21

To: Securities and Exchange Commission

Fax: 12029429624

From: Studsvik AB

Date: Thu 30 Jan 2003 06:02:00 AM EST

Headline: Studsvik wins arbitration

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/3

hugin

Studsvik®

PRESS RELEASE

Datum – Date

January 30, 2003

Studsvik wins arbitration

In connection with the construction of Studsvik's waste treatment facility in Erwin, USA, a dispute arose regarding raised construction costs etc. The dispute, which was dealt with by an arbitration panel, was between Studsvik's subsidiary, Studsvik, Inc., and a consortium consisting of Metric Constructors and Duke Engineering (Metric Duke).

The arbitration panel is now ordering the consortium to pay Studsvik, Inc. ***4,3*** million dollars as compensation for raised construction costs.

Studsvik has been withholding payments to the consortium of 3,4 million dollars and so the order implies a net payment to Studsvik of ***0,9*** million dollars.

"We are pleased to finally put these long proceedings behind us. Now we can devote all our energy to continuing to develop our operations in the American market, both as regards conventional nuclear waste in the Erwin facility and as regards the federal waste we treat in our company THOR Treatment Technologies. The decision of the arbitration court means that the acquisition value of the Erwin facility will be written down, which improves the group's operating result by about ***0,3*** million dollars per year" says the Chief Executive Officer Hans-Bertil Håkansson.

For further information please contact:

Hans-Bertil Håkansson, Chief Executive Officer, tel +46 155 22 10 26.

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) - Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.